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                          December 3, 2021

       Mark Prior
       Vice President, General Counsel and Secretary
       Conn's, Inc.
       2445 Technology Forest Blvd., Suite 800
       The Woodlands, Texas 77381

                                                        Re: Conn's, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 24,
2021
                                                            File No. 333-261325

       Dear Mr. Prior:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennie
Beysolow at 202-551-8108 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Kevin Lewis